Exhibit 12.1

Simon Property Group, L.P. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the six months ended
	June 30,
	2014
Earnings:
Pre-tax income from continuing operations	862,699

Add:
Distributions from unconsolidated entities	104,432

Amortization of capitalized interest	1,998

Fixed Charges	522,091
Less:
Income from unconsolidated entities	(112,842)

Minority interest in pre-tax (income) loss of subsidiaries that have not incurred fixed charges	(114)

Interest capitalization	(6,603)

Earnings	$1,371,661

Fixed Charges:
Portion of rents representative of the interest factor	6,324

Interest on indebtedness (including amortization of debt expense)	509,164

Interest capitalized	6,603

Loss on extinguishment of debt	—

Fixed Charges	$522,091

Ratio of Earnings to Fixed Charges	2.63	x

For purposes of calculating the ratio of earnings to fixed charges, the term “earnings” is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges.  “Fixed charges” consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.